SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jody@lhai.com

ICOS VISION SYSTEMS announces de-listing from Nasdaq Europe.

Heverlee, July 15, 2003—ICOS Vision Systems Corporation NV (Nasdaq, Nasdaq Europe and Euronext: IVIS), a world leader in vision and inspection systems for the semiconductor industry, announced today that Nasdaq Europe has approved its request to delist its shares from the Nasdaq Europe market, subject to the fulfillment of certain conditions. The de-listing is expected to take place on August 15, 2003.

ICOS shares will continue to trade on Nasdaq (USA) and on Euronext. By trading on both exchanges, ICOS is providing investors both in the United States and in Europe with a transparant and liquid trading platform. Investors will be able to buy or sell shares of ICOS through either Nasdaq or Euronext and to trade freely between both exchanges. In addition, investors will be able to freely sell shares purchased on Nasdaq Europe on either Nasdaq or Euronext without any restrictions or extra formalities. As a result, ICOS does not expect shareholders to be at an disadvantage as a result of the de-listing from Nasdaq Europe.

Nasdaq Europe’s approval of the de-listing of the Company’s shares from Nasdaq Europe is conditional on the Company’s compliance with the Continuing Requirements imposed on Nasdaq Europe Listed Issuers until the de-listing takes effect. All price sensitive information in respect of the Company will be made available to investors through the Company’s website www.icos.be, Nasdaq website www.nasdaq.com, Euronext website www.euronext.com and distribution through press agencies.

ICOS is a leading worldwide developer and supplier of machine vision and inspection solutions primarily for use in the final assembly semiconductor manufacturing and electronic assembly industries. The Company’s two- and three-dimensional inspection products are used worldwide to inspect integrated circuits at various stages of their manufacturing process and to align electronic components and printed circuit boards. The Company has three product lines: board-level products to be integrated in die-bonding equipment and in pick-and-place machines, system-level products for integration in test handlers, molding equipment, trim-and-form equipment, marking systems, tape-and-reel equipment and other applications and stand-alone inspection machines.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the listing of the Company’s shares on the Euronext, as well as anticipated benefits of such a listing. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the expected stock market acceptance and reaction, expected improved liquidity and transparency. The Company’s ongoing business are also subject to risks referred to in its most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 15, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President